Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

From: Whaley, Sharon

Sent: Monday, May 07, 2018 2:55 PM

To: Whaley, Sharon

Subject: An Open Letter from San Jose Water’s Non-Represented Employees

Dear Community Leaders and Neighbors,

We are writing to provide an employee perspective on the proposed hostile takeover by Cal Water of SJW Group, which is the parent company of San Jose Water.

Cal Water is attempting to stage a hostile takeover of our company. They’ve said they would guarantee the “current” union contract, but they’ve made no such promises to the more than 100 of us who are not covered by union representation. We’ve not only spent our careers serving the people of San Jose, Campbell, Cupertino, Los Gatos, Monte Sereno and Saratoga, but many of us are residents of these communities as well. In that spirit, we want to share our concerns regarding Cal Water’s unsolicited and distracting takeover attempt.

1)	Cal Water is claiming that its proposal will provide savings to customers. But those “operational efficiencies” are no different than the savings that can be achieved through our merger of equals with Connecticut Water.

2)	The only real savings that can be achieved by Cal Water are going to be through the elimination of our jobs. Indeed, we have been offered no assurances that we won’t be collateral damage as a result of Cal Water’s promised cost cutting measures.

3)	If Cal Water were able to cut our jobs and reduce costs, it could well come at the cost of customer service and the loss of institutional knowledge and expertise of our systems and operations. And yet those savings are unlikely to amount to any more than just pennies a month per San Jose Water customer. That’s right, they cut our jobs and the savings achieved would be spread throughout Cal Water’s more than 20 individual operating companies in California as well as Cal Water’s operations in Hawaii, Washington, and New Mexico —with almost no benefit to San Jose Water customers. But the impact to the affected San Jose Water employees and our families and livelihoods would be immeasurable and devastating.

4)	Our company’s proposed merger of equals with Connecticut Water has been evaluated and accepted by our Board to be the superior offer and to provide the best benefit to the long-term health and stability of our 150 plus year old company.

San Jose Water has offered us an opportunity to serve the communities we live in and in so doing has been the best place we have ever worked. We’re proud of our company’s 150 plus year history and its long-standing commitment to our towns. Cal Water isn’t thinking about how this could affect our lives – they’re focused solely on a Wall Street takeover. It’s all about money, and as Gordon Gecko said in Wall Street, “It’s a zero sum game, somebody wins, somebody loses.”

While Cal Water can’t deliver the savings to customers they promise, they can cut jobs in the pursuit of efficiencies, and we just want to remind the community that we’re not just “efficiencies.” We’re the men and women of San Jose Water and we’re proud to provide our neighbors and fellow residents with safe and reliable water service.

Sincerely,

Sharon Whaley, Water Resources and Outreach Specialist

Eight years with SJW

Jane Leinberger, Distribution Systems Office Supervisor

Lifelong San Jose Resident and 25 years with SJW

Randy Houston, Manager Watershed Maintenance and Water Treatment

Lifelong San Jose Resident and 27 years with SJW

Gil Rivas, Manager, Distribution Systems

18 years as a San Jose Resident and 17 years with SJW

Melissa Maben, Human Resources Manager

15 years as a San Jose Resident and 12 years with SJW

*    *    *

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.